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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                             Amendment No. 2 to

                               SCHEDULE 14D-1


   Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities
                            Exchange Act of 1934

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                          SIMULATION SCIENCES INC.
                         (Name of Subject Company)

                                 SIEBE PLC
                            S ACQUISITION CORP.
                                 (Bidders)

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                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (Title of Class of Securities)

                                 829213107
                   (CUSIP Number of Class of Securities)

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                              David K. Robbins
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

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     This Amendment No. 2 filed on May 7, 1998 relates to the offer by S
Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Siebe plc, a public limited company organized under the laws of the United Kingdom ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.001 per share of Simulation Sciences Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Stockholders Rights Agreement dated as of August 13, 1997, as amended on April 17, 1998, by and between the Company and Harris Trust Company of California, as Rights Agent (the "Shares"), at a price of $10.00 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer").

ITEM 10. ADDITIONAL INFORMATION

      Item 10(f) is hereby amended to add the following information:

     At 12:00 p.m. on May 4, 1998, counsel for Parent and S Acquisition Corp. was advised by the staff of the Federal Trade Commission that, effective immediately, early termination of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had been granted.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended to add the following exhibit:

     (a)(10) - Form of Press Release, as issued by Parent on May 7, 1998.



                                 SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 7, 1998

                                       SIEBE PLC

                                       By:  /s/ Dr. George W. Sarney
                                            -------------------------------
                                            Name:   Dr. George W. Sarney
                                            Title:  Director



                                       S ACQUISITION CORP.

                                       By:  /s/ James C. Bays
                                            -----------------------------
                                            Name:   James C. Bays
                                            Title:  Vice President





                               EXHIBIT INDEX
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    Exhibit
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      (a)(10)     Form of Press Release, as issued by Parent on May 7, 1998.